April 23, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
File Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sun Capital Advisers Trust (the “Trust”) File Nos. 333-59039; 811-08879

Dear Ladies and Gentlemen:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Commission” or “SEC”) transmitted orally on April 13, 2009 relating to post-effective amendment No. 24 under the Securities Act of 1933, as amended (the “1933 Act”) and post-effective amendment No. 25 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement on Form N-1A (the “Amendment”), which was filed with the Commission on February 27, 2009.

The Amendment was filed pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of reflecting the change in subadviser for SC WMC Large Cap Growth Fund from Pyramis Global Advisors, LLC to Wellington Management Company, LLP effective August 1, 2008.  The Amendment also reflected the combination of disclosure relating to all 20 funds in the Trust in a single combined Prospectus for each of the Initial Class and Service Class shares and a single combined Statement of Additional Information for both classes.

For the staff’s convenience, its comments are restated below, followed by the Trust’s responses.

Prospectuses

Comment 1. On page 15 of the Prospectuses, please clarify what is meant by the second bullet point in the first column.

Response:                      Accepted.  The second bullet point has been clarified by the addition of examples as follows:  “Significant alignment of management’s and investors’ interests in the business (e.g., through significant stock ownership by directors and officers or through compensation incentives tied to company performance).”

Comment 2. On page 19 of the Prospectuses, please clarify the language in the first paragraph that describes the composition of SC Goldman Sachs Mid Cap Value Fund’s portfolio.

Response:                      Accepted.  Sentences four, five and six of that paragraph have been revised to read as follows:  “The fund seeks to maximize return while maintaining risk, style, capitalization and industry characteristics similar to those of its benchmark, the Russell Midcap Value Index.  The index is designed to represent an investible universe of mid cap companies with low earnings growth expectations.  The fund uses public market capitalizations (based upon unrestricted shares available for trading) to identify companies with capitalizations similar to those within the range of the market capitalizations of companies included in the Russell Midcap Value Index at the time of investment.”

Comment 3. On page 24 of the Prospectuses, please delete the last sentence of the first paragraph if merely expressing the same concept as the third sentence (i.e., that “small capitalization” is a dynamic concept tied to changes in the index), or clarify the extent to which the definition of “small capitalization issuer is subject to change” without written notice to shareholders (e.g., that in the future the definition itself may be changed so as to no longer be tied to the index).

Response:                      Accepted.  The sentence has been deleted.

Comment 4. On page 24 of the Prospectuses, please clarify what is meant by the last sentence of the second bullet point.

Response:                      Accepted.  The sentence has been revised as follows:  “These “bottom up” models incorporate both macro-economic variables (e.g., GDP, interest rates, and seasonal effects) to attempt to predict the performance of the company-specific factors (e.g., valuation and profitability)."

Comment 5. On page 28 of the Prospectuses, please supplementally confirm that the language and meaning of the deleted bullet point (formerly, the sixth bullet point) is fully encompassed by the eighth bullet point (formerly, the ninth bullet point).

Response:                      Confirmed.

Comment 6. On page 34 of the Prospectuses, please supplementally explain the revision in the third sentence of the fourth paragraph and, if any change in meaning was intended, please provide additional disclosure elaborating upon the new meaning.

Response:                      Accepted.  The third sentence (i.e., “The fund may also use derivatives to enhance returns, in which case their use would involve leveraging risk.”) was revised to eliminate redundant use of the word “leverage” which is referenced at the end of the sentence, and to focus more directly on the effect of such leverage (increased exposure) with no change in meaning intended or resulting.

Comment 7. On pages 34 and 40 of the Prospectuses, please clarify that the benchmark has changed only in name as a result of the acquisition of Lehman Brothers by Barclays Capital in 2008 and that the index now referenced is the same as the previous index.  Please make the same clarification elsewhere as applicable.

Response:                      Accepted.  The index has simply been renamed.  The phrases “(formerly known as Lehman Brothers Global Real: U.S. Tips Index)” and “(formerly known as Lehman Brothers U.S. Aggregate Index)” have been inserted after the phrases “Barclays Capital Global Real: U.S. Tips Index” and “Barclays Capital U.S. Aggregate Bond Index” in the first column of pages 34 and 40, respectively.

Comment 8. On pages 45 and 54 of the Prospectuses, please add language to alert the investor that funds will be ordered differently in the following section than elsewhere in the Prospectuses.

Response:                      Accepted.  A sentence has been inserted in the Prospectuses above the table beginning on page 45 and at the end of the third paragraph on page 54 which reads as follows: “Unlike elsewhere in the prospectus, the following section presents information about the funds in groupings depending on the structure of their management fee.  Specifically, the funds that pay the adviser a single unified management fee are set forth separately after all other funds.”

Comment 9. On page 45 of the Prospectuses, please round all values to the nearest hundredth of a percent as required by Form N-1A Item 3, Instruction 1(a) and, if desired, indicate any more precise measurement with a footnote.

Response:                      Accepted.  The percentages in the table have been rounded to the nearest one hundredth, while the more specific figures are set forth in a new footnote.

Comment 10. Please add to the Service Class Prospectus disclosure concerning the termination concept articulated in required by Rule 12b-1(b)(3)(iv)(A).

Response:                      Accepted.  On page 45 of the Service Class Prospectus, language has been inserted after the fourth sentence in the first paragraph which reads as follows:  “Agreements related to the plan may be terminated with respect to any fund on 60 days’ written notice, without payment of any penalty, by a vote of the majority of the independent trustees, by a vote of a majority of the outstanding Service Class shares of the relevant fund, or by any other party to the agreement.”

Comment 11. On page 46 of the Prospectuses, please clarify in the second footnote that, should a fund’s total expense ratio fall below the expense limitation in future years, the adviser will not be eligible for reimbursement of any advisory fees waived and fund expenses paid with respect to any of the four funds for which the expense limitation extends until the later of April 30, 2011 or two years from the date assets are transferred into the fund as permitted by an SEC order.

Response:                      The Trust respectfully submits that in correspondence provided to the Staff on December 18, 2008 in connection with an amended and restated application for a substitution order that was granted on January 22, 2009, there was additional description of the adviser’s contractual expense limitation.  As explained in the correspondence, the contractual arrangement provides that if a fund’s total expense ratio falls below the stated expense limit, the adviser can be reimbursed for fees waived and expenses reimbursed in the prior two years, but only to the extent that the total expense ratio falls below the expense limitation.  (See the relevant excerpt inserted at the end of this Response from the letter dated December 18, 2008 from Elizabeth Betzinger of Sutherland LLP to Rebecca Marquigny of the Staff).  As discussed in that correspondence, we reiterate that in no event would such reimbursement result in an expense ratio higher than the expense cap while such cap is in place.  On page 46 of the Prospectuses, language has been inserted at the end of the second footnote which reads as follows:  “Because any such reimbursement is contractually limited to the amount of the expense cap, and thus will occur only to the extent that the total expense ratio falls below the expense limitation, in no event will any reimbursement to the adviser cause expenses of a fund to exceed the expense cap.”

The relevant excerpt from the December 18, 2008 letter states:

Comment 5. Fees and Expenses: Part b. Reimbursement of Fees Waived

Comment. We note that the fee table footnotes in the New Portfolio prospectus state that reimbursements may be paid back to the manager by the fund within a two year period after the date of reimbursement.  Please include a discussion of how this provision will apply in light of the 24 month fee cap on total New Portfolio net operating expenses at the level of the Old Portfolios as described on page 65.

Response.  The adviser to the New Portfolios has contractually agreed to maintain the stated expense limits for at least twenty-four months following the date the substitutions are effected.  The expense limits are equal to (or, in the case of the SC Goldman Sachs Mid Cap Value Fund, less than) the total net operating expenses of the Old Portfolios as of December 31, 2007.  This contractual arrangement also provides that if a Portfolio’s total expense ratio falls below the stated expense limit, the adviser can be reimbursed for fees waived and expenses paid in the prior two years, but only “[t]o the extent that the total expense ratio . . . falls below the expense limitation .. . .”  In other words, any such reimbursement to the adviser is contractually limited to the amount of the applicable expense cap.  Accordingly, in no event will any reimbursement to the adviser cause expenses of a New Portfolio to exceed the expense cap.  The application has been revised to clarify the contractual limitations on the reimbursement.

Comment 12. On page 46 of the Prospectuses, please specify in the third footnote that the unified fee does not cover any Acquired Fund Fees and Expenses that a fund may incur.

Response:                      Accepted.  The footnote has been revised to read as follows: “The unified fee does not include brokerage expenses, any Rule 12b-1 fees or other class expenses, fees and expenses of the independent trustees, Acquired Fund Fees and Expenses, taxes and extraordinary expenses."

Comment 13. On page 47 of the Prospectuses, please revise the first sentence of the third paragraph to clarify what is meant by “unless otherwise noted” or clarify that, without exception, each fund’s estimated costs in Years 1 and 2 are calculated based on the contractual expense limitation.

Response:                      Accepted.  The sentence has been revised as follows:  “The estimated costs in Years 1 and 2 are calculated based on each fund’s contractual expense limitation.  A fund’s contractual expense limitation has the effect of limiting its expenses to the amount shown as “Net Expenses” in the table above unless otherwise noted in the table’s footnotes.”

Comment 14. On page 54 of the Prospectuses, the fourth paragraph states that the adviser employs an unaffiliated subadviser with respect to all of the funds below except for three.  Please clarify whether any of these three remaining funds is subadvised by an affiliate of the adviser and, if so, whether the fund or adviser is responsible for paying the subadvisory fee.

Response:                      Accepted.  The following text has been added at the end of the second sentence in the fourth paragraph:  “, which the adviser manages directly without the use of any subadviser.”

Comment 15. On pages 55 and 56 of the Prospectuses, please clarify in the first and second paragraphs, respectively, that the adviser’s agreement to a contractual expense limitation is not permitted but required by an order issued by the SEC.

Response:                      The term “permitted” is intended to modify the asset transfer rather than the expense limitation.  Therefore, the relevant portion of the second sentence in each paragraph has been revised as follows:  “… the adviser has contractually agreed to limit its management fee and to reimburse the fund’s nonmanagement expenses until at least the later of April 30, 2011 or two years from the date assets are transferred into the fund pursuant to an order issued by the Securities and Exchange Commission.”

Comment 16. On pages 55 and 56 of the Prospectuses, please revise the first and second paragraphs, respectively, so as to avoid giving the phrase “total operating expenses” a meaning other than that used in the Expense Summary table.

Response:                      Accepted.  The third and fourth sentences in each paragraph have been revised as follows: “A fund’s management fees and nonmanagement expenses will be capped on an annual basis to the percentages of the fund’s average daily net assets shown below.  The expense limits do not apply to any Acquired Fund Fees and Expenses that a fund incurs by investing in an underlying fund.”

Comment 17. On pages 60 through 63 of the Prospectuses, please clarify where possible each individual’s role in managing a fund as required by Form N-1A, Item 5(a)(2), Instruction 2.

Response:                      The Trust believes that the requested disclosure currently exists in the Prospectuses.  The Trust has pursued each subadviser or adviser of a fund that is jointly managed and incorporated in the Prospectuses all available information clarifying an individual’s role.  The Trust has been informed that there are no further distinguishable characteristics between the roles of portfolio managers of these jointly managed funds.  Therefore, no further information has been added with respect to these funds.

Comment 18. On page B-1 of the Prospectuses’ Appendix B, please clarify how “large capitalization” will be defined for MFS Value Portfolio if such investments are the “general focus” of the fund.

Response:                      MFS Value Portfolio prospectus and SAI have no definition of “large capitalization.”  Accordingly, the Trust respectfully submits that it would not be appropriate for an acquiring fund in its prospectus to define for such an underlying fund a concept that the underlying fund itself has not defined.

Comment 19. On the back cover page of the Prospectuses, please indicate that the street address of the SEC Public Reference Section is “100 F Street, N.E.”

Response:                      Accepted.

Statement of Additional Information (“SAI”)

Comment 20. If any fund anticipates having a high rate of turnover (100% or more) in 2009, as indicated in the section entitled “Short-term trading and portfolio turnover” beginning on page 21 of the SAI, it should be disclosed as a principal risk in the Prospectuses.

Response:                      The Trust respectfully submits that it would not be appropriate to add high portfolio turnover as a principal risk to the “Funds’ Goals, Strategies and Risks” section of the Prospectuses because the addition could distract investors from the more significant principal risks identified by each fund’s adviser or subadviser.  The Trust has, however, enhanced the disclosure about portfolio turnover risk in the “More About the Funds’ Investments” section on page 53 of the Prospectuses by revising the language as follows: “Although a fund’s adviser or subadviser may not consider the portfolio turnover rate a limiting factor in making investment decisions for a fund, a high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the fund and which would detract from a fund’s performance.”

Comment 21. Please provide a statement consistent with Rule 12b-1(h)(2)(ii)(A) that the trustees, including a majority of the independent trustees, have approved policies and procedures reasonably designed to prevent persons responsible for selecting a fund’s brokers and dealers from taking into account their promotion or sale of shares of the funds.

Response:                      Accepted.  The following sentence clarifying this point has been inserted at the end of the first paragraph on page 73: “The trustees, including a majority of the independent trustees, have approved policies and procedures reasonably designed to prevent persons responsible for selecting a fund’s brokers and dealers from taking into account their promotion or sale of shares of the funds through the sale of variable contracts.”

Comment 22. On page 68 of the SAI, please clarify the first paragraph so as to indicate that the shares held by a separate account as to which no voting instructions are received, will, like the shares held by a general account, be voted in proportion to shares as to which instructions have been received.

Response:                      Accepted.  A new second sentence has been added which reads as follows:  “As to any shares for which such instructions are not received, the insurance company will vote such shares in the same proportions as the shares for which instructions have been received.”

Part C

Comment 23. Please consider reordering the footnotes in Item 23 of Part C so that the numbering will appear sequentially in the list of exhibits rather than in the chronological list of post-effective amendments to which such exhibits were attached.

Response:                      The Trust respectfully submits that such reordering will be costly and time consuming both to initially implement and subsequently to maintain.  A sequential system as suggested by the Staff would require that the exhibits list be renumbered any time an exhibit is amended or superseded by another.  For example, if an amendment was made to the Trust’s by-laws and thus these were re-filed, all of the footnotes (but for the first four) would need to be reassigned.  Further, as the Trust expects that it will add or replace subadvisers frequently, changes to or additions of subadvisers would require frequent renumbering of a substantial portion of the footnotes in the list and thereby increase the potential for clerical error.

Comment 24. When adding new items to the list of exhibits in Item 23 in connection with future post-effective amendments, please provide the “Type” (i.e., the “EX.99.______” code) attached to such new exhibit listing in the post-effective amendment.

Response:                      Accepted.

*****

Per the staff of the Commission’s request and pursuant to the Commission’s press release (“Commission Staff to Publicly Release Comment Letters and Responses,” 2004-89), the Trust acknowledges the following:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The above referenced changes will be reflected in a filing made pursuant to Rule 497(c) under the 1933 Act, which will be made on or about May 1, 2009.  The Amendment is intended to become effective on May 1, 2009.

If you have any questions or comments, please do not hesitate to contact me at (617) 526-6532 (collect) or Gretchen Passe Roin, Esq. at (617) 526-6787 (collect).

Very truly yours,

_/s/ Christopher_P. Harvey_
Christopher P. Harvey

Attachments

cc:	Rebecca Marquigny, Esq. (Division of Investment Management)
Maura A. Murphy, Esq.

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